Mailstop 3233
                                                                May 14, 2018


     Via E-Mail
     Matias I. Gaivironsky
     Chief Financial Officer
     IRSA Propriedades Comerciales S.A.
     Moreno 877 22nd Floor
     Buenos Aires, Argentina

            Re:    IRSA Propriedades Comerciales S.A.
                   Form 20-F for the fiscal year ended June 30, 2017 Filed October 10, 2017
                   File No. 000-30982

     Dear Mr. Gaivironsky:

            We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments.

     Form 20-F for the fiscal year ended June 30, 2017

     Item 3. Key Information

     A. Selected Consolidated Financial Data, page 1

     1. We note your inclusion of several non-IFRS performance measures. In future filings, revise your disclosure to provide the unique reasons why each non-IFRS financial measure provides useful information to investors regarding your financial condition and results of operations.
 Matias I. Gaivironsky
IRSA Propriedades Comerciales S.A.
May 14, 2018
Page 2

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of operations for the fiscal years ended June 30, 2017 and 2016

Changes in fair value of investment property, page 122

2. We note your disclosure that depreciation of the Peso increases the value of your properties as measured in Pesos as the value of your investment properties is booked in
       U.S. dollars per accepted practice in the Argentine real estate. Please clarify for us what is meant when you say that the value of your investment properties is booked in U.S.
       dollars. Please also provide us more detail about your fair value calculation for investment properties. In your response, please explain in greater detail why the value of assets not denominated in U.S. dollars have fair values dependent on the exchange rate between the U.S. dollar and your functional and presentation currency.

Consolidated Financial Statements

10. Investment properties, page F-82

3. Please tell us the factors that lead to your decision to change your accounting policy with respect to the valuation of investment properties. In your response, tell us the factors that lead you to initially select cost basis for valuing your investment properties, and the changes in circumstances that lead you to revise your policy. Please refer to paragraph 14 of IAS 8 and paragraph 31 of IAS 40 in your response.

4. Please explain to us how you determined your investments in Office and other rental properties, Undeveloped parcels of land, and Properties under development should be classified in level 2 of the fair value hierarchy. In your response, tell us the lowest level of input that is significant to the measurement of these properties, and explain to us how that input falls within level 2. Refer to paragraphs 81 to 85 of IFRS
13.

Form 6-K filed December 11, 2017

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

8. Investment Properties, page 20

5. It appears that the value of your investment properties increased by approximately 2.3b pesos during the quarter ended September 30, 2017. Tell us how you considered the need to disclose the business or economic circumstances that lead to the increase in value, including the material assumptions used in the valuation of your properties and related
 Matias I. Gaivironsky
IRSA Propriedades Comerciales S.A.
May 14, 2018
Page 3

       sensitivity analyses. Reference is made to paragraph 91 of IFRS 13 and paragraph 15 of
       IAS 34.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at (202) 551-3693 or the undersigned at
(202) 551-3438
with any questions.


                                                          Sincerely,

                                                          /s/ Robert F.
Telewicz, Jr.

                                                          Robert F. Telewicz,
Jr.
                                                          Branch Chief
                                                          Office of Real Estate
and
                                                           Commodities